PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE March 17, 2011

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FISCAL 2010 NET INCOME $18.4 MILLION

Vancouver, British Columbia, March 17, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the year ended December 31, 2010.

This press release should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2010, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2010, both available on SEDAR at www.sedar.com.

Financial Results for Fiscal 2010

For the year ended December 31, 2010, Canadian Zinc reported net income of $18.4 million compared to a net loss of $611,000 for the year ended December 31, 2009. The income was primarily attributable to gains on the Company’s marketable securities, principally its shares in Vatukoula Gold Mines plc.

For the year ended December 31, 2010, the Company reported overall gains on securities of $25.3 million, compared to a gain of $6.1 million for the year ended December 31, 2009.  These gains primarily arose as a result of the increase in quoted prices for the Company’s marketable securities, notably its investment in Vatukoula Gold Mines Plc.

As at December 31, 2010, the Company had a positive working capital balance of $46.7 million, compared to a positive working capital balance of $22.4 million at December 31, 2009.   As at December 31, 2010 the Company had cash and cash equivalents of $4.5 million, short term investments of $2.9 million and marketable securities of $39.4 million, (for a total of $46.8 million).

As at December 31, 2009, the Company had cash and cash equivalents of $5.2 million, short term investments of $2.2 million and marketable securities of $15.4 million.

Canadian Zinc currently holds 12.5 million shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 15% of VGM’s issued share capital.  VGM is a UK company listed on AIM (part of the London Stock Exchange), which currently owns and operates the
Vatukoula Gold Mine located in Fiji.  The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2010.

Prairie Creek Mine

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.  The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

During 2010, Canadian Zinc expensed $4.2 million on its mineral exploration and development programs, including permitting and environmental activities, at Prairie Creek, compared to $2.3 million for the year ended December 31, 2009.  The overall increase in expenditure related primarily to the summer drill program carried out at the Prairie Creek mine site.

Environmental Assessment Ongoing

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board.

On October 20, 2010 the Review Board published the invitation for a Second Round of Information Requests, focusing on the information presented during the Technical Meetings.    A further 53 Information Requests were received from government departments and regulatory agencies by the end of October 2010.  The Second Round Information Requests largely focus on water quality questions, including mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed.

To adequately address a number of the Information Requests relating to site water management new bulk rock and water samples were collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce representative mill process water.  The mill process water was further analyzed and tested to aid in determining the optimum water treatment scheme for the proposed mining operations.  Additional site studies relating to hydraulic engineering, water storage pond facility, groundwater and transportation were also completed. Additional time was needed to complete these further detailed tests and laboratory studies and the Company submitted its responses to the Second Round of Information Requests to the Review Board on March 4, 2011.
The Review Board had announced on May 28, 2010, an estimated schedule for the EA, which outlined the Analytical phase, to be followed by a Hearing phase and Close of the public registry by December 2010, with a decision from the Review Board by March 2011.  The schedule was an estimate only and will be extended to accommodate the additional round of Information Requests.  It is expected that public hearings will now be held in April or May 2011 and that the EA process will be completed in mid 2011.

IBA Signed with Nahanni Butte Dene Band

On January 20, 2011 the Company signed the NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT which provides  for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band  (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

Outlook 2011

Canadian Zinc’s primary focus during 2011 will be on completing the Environmental Assessment process for the operating permits for the Prairie Creek Mine. It is expected that the EA process will be completed during 2011.

The Company completed a $2.5 million flow-through financing in June 2010 and a further $2.5 million flow-through financing in December 2010 to fund further exploration at Prairie Creek.  The deep drill exploration program at Prairie Creek will continue in 2011.  In addition further drilling will occur in the northern part of the property.

In February 2011 the Company engaged SNC-Lavalin Inc., of Vancouver to complete a Feasibility Study on the Prairie Creek Mine.  With the Environmental Assessment Process nearing completion the major operational parameters are now being determined that will factor into the project implementation and this presents the opportunity to evaluate the capital costs and financial analysis through the completion of the Feasibility Study, in anticipation of construction financing. It is expected that the Feasibility Study will be completed before the end of 2011 and will allow CZN to base financing decisions.

The Company recorded significant gains on its investment in Vatukoula Gold Mines during the year 2010.  At December 31, 2010, the Company’s investment in VGM had a market value of $39.4 million and represents the Company’s largest balance sheet item.  The outlook for this investment is dependent on the ongoing performance of VGM. At March 14, 2011, the market value of the Company’s investment in VGM was $31.8 million.

Risks and Uncertainties

This press release should be read in conjunction with the audited financial statements and notes thereto and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2010, available on SEDAR at www.sedar.com.

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2010, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com